82-34639

AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C. 192 SECTION

[redacted]

05012894

SEC#~~82-5258~~

16 November 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 15 November 2005.

We are providing a copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

11/30

AGENIX

Chairman's Address
2005 Annual General Meeting

Tuesday 15 November 2005

"Ladies and Gentlemen.

Welcome to Agenix's 2005 Annual General Meeting.

The year ending June 2005 was another year of considerable activity:

- The sale of Milton Pharmaceuticals was concluded in February 2005
- ThromboView® continues to meet expectations and reach important milestones and you are probably aware that we are well underway with clinical trials in the North America and Australia.
- As a result of the continued success of ThromboView®, the Directors and management believe strongly that it is in the best interests of shareholders that we continue to invest funds in its commercialisation. During the past financial year the company spent over $6 million on research and development related to ThromboView®. In total the company had spent nearly $20 million on ThromboView® to 30 June 2005 and will spend in excess of $10 million in the year ended 30 June 2006.
- The Directors have only agreed to spend such large sums due to the continued success of the program. Many of you may have seen the feature on ThromboView® on the *Beyond Tomorrow* science television program recently.
- We have recently completed a successful capital raising which raised $9.7 million in funds for use to continue to move ThromboView® towards commercialisation.
- We expect to complete a sales, marketing and distribution agreement in the near future on ThromboView® and we made an announcement today updating progress in relation to such an agreement.

The Directors are all conscious of delivering share price growth, particularly given that many of the Board are themselves shareholders. A recent analyst report by Elixir Securities in London valued Agenix now at $1.26 per share. We believe that a deal in regard to ThromboView® will provide the catalyst to making up this valuation gap.

I now invite Donald Home, Agenix Chief Executive Officer and Managing Director, to provide a more detailed report on the company's progress."

End

AGENIX

Company Announcement

15 November 2005

Results of 2005 AGM

All resolutions at the Annual General Meeting held today were passed and the following information is provided in accordance with Section 251AA(2) of the Corporations Act:

Resolutions

Resolution 1 *To consider the re-election of Mr Neil Leggett as a Director.*

Passed as an ordinary resolution on a show of hands.

Resolution 2 *To consider the re-election of Dr Andre Lamotte as a Director.*

Passed as an ordinary resolution on a show of hands.

Resolution 3 *To consider the re-election of Mr FF Wong (Wong Fong Fui) as a Director.*

Passed as an ordinary resolution on a show of hands.

Resolution 4 *To consider the adoption of the Directors' Remuneration Report and the remuneration disclosures contained therein, as a non-binding vote of shareholders.*

Passed as an ordinary resolution on a show of hands.

The valid proxy votes received by Agenix Limited for the resolutions were:

Resolution	For	Against	Open	Abstain
1	47,261,595	547,580	2,897,041	452,500
2	47,739,676	292,649	2,899,541	226,850
3	47,821,270	244,155	2,872,041	221,250
4	46,850,315	1,023,130	2,971,041	314,230

For more information contact:

Mr Neil Leggett
Finance Director/Company Secretary
Agenix Limited
Ph: 61 7 3370 6313

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human

trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com

AGENIX

AGENIX ANNUAL GENERAL MEETING

15 November 2005

AGENIX

Mr Donald Home

Managing Director's Address

AGENIX

Our Vision

Improving human and animal health through the global provision of innovative diagnostic products

AGENIX

2005 Highlights

- Financials
- Animal Health
- Human Health
- Molecular Imaging

AGENIX

Financial Results



Revenue
$'000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
29,407
40,751
38,097
37,348
24,729
2001
2002
2003
2004
2005

AGENIX

Financial Results



AGEN Sales - currency adjusted
(constant AUD/USD 0.6936 per 30 June 2004 rate)
$'000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
12,525
15,831
13,352
15,189
15,246
2001
2002
2003
2004
2005

AGENIX

Financial Results



Net profit after tax
$'000
10,000
5,000
-
(5,000)
(10,000)
(15,000)
(20,000)
4,172
161
2001
2002
2003
(811)
(14,336)
(11,988)

AGENIX

Financial Results


Earnings before interest, tax, depreciation, amortisation, research & development
$'000
12,000
10,000
8,000
6,000
4,000
2,000
-
(2,000)
(4,000)
(6,000)
(8,000)
8,295
9,883
5,587
(6,077)
(2,874)
2001
2002
2003

AGENIX

Financial Results



ThromboView® cumulative spending
$'000
25,000
20,000
15,000
10,000
5,000
-
1,226
3,281
8,070
13,516
19,451
2001
2002
2003
2004
2005

AGENIX

Financial Results


Cash flow from operations after research and development
$'000
10,000
7,500
5,000
2,500
-
(2,500)
(5,000)
(7,500)
(10,000)
(12,500)
1,903
7,735
3,962
(6,300)
(10,088)
2001
2002
2003

AGENIX

Capital raising

- Raised $9.7M after costs
- 1,300 shareholders out of 4,542 accepted rights – represented $5.18M or 52.6% by value.
- Top up facility was heavily oversubscribed.
- Bank debt reduced to $2.5M and will be progressively re-drawn.
- Half year loss forecast approximately $2 million greater than corresponding period last year due to increased ThromboView investment.

AGENIX

AGEN Biomedical

- Located in Brisbane, Queensland
- QUT spin-out (1983)
- Early expertise in Monoclonal Antibodies
- Australia's oldest Biotech company
- Founded on discovery of D-dimer monoclonal
- Employees: 120
- 2004 Sales: $AUS 16 million
- Public Company: ASX



AGENIX

AGEN Biomedical – Diagnostic Competencies

Recombinant Protein Expression

- Gene Identification
- Plasmid construction
- Cell expression systems
  - Bacterial
  - Mammalian
- Affinity Chromatography

Diagnostic Immunology

- ELISA development
- ICT (lateral flow)
- Immunoblot
- Cellular / Humoral Immunology
- Infectious Disease



DNA Amplification

- Gel-based PCR
- Homogenous (real-time) PCR
- Molecular assay development

Cell Culture

- Hybridoma development and use
- Transient and permanent transfection technology

AGENIX

AGEN: Quality Systems and Competencies

AGENiX

International Organization for Standardization

FDA

USDA

CMS

農林水産省
The Ministry of Agriculture, Forestry and Fisheries of Japan

Australian Government
Department of Health and Ageing
Therapeutic Goods Administration

Certifications:

- ISO 13485: 2003
- USFDA
- USDA
- Health Canada

- Meet Global Quality standards
- Geographic regulatory requirements
- Clinical Trials
- IVD / In Vivo
- Multiple Industries: (Animal / Human)
- Quality audits
- Updated QMS / CAPA system
- Globally distributed products

AGENIX

AGEN: Marketing Partners / Channel Management

AGENiX

Human:

- DADE BEHRING — *Every minute of every day*™
- BIOSITE — New Dimensions in Diagnosis

Animal:

- VEDCO
- MERIAL
- SYNBIOTICS® EUROPE

inverness medical

- McKESSON — *Empowering Healthcare*
- CardinalHealth
- PSS — Physician Sales & Service, Inc. — *A PSS/World Medical Company*
- HENRY SCHEIN®
- UNIPATH

- International Branding
- Global product positioning
- Turn-key marketing
- Distributor management
- Project Management
- Sales force training

AGEN Biomedical – Diagnostic Manufacturing

D-dimer Assays



AGENIX

AGEN Biomedical – Diagnostic Manufacturing



- ICT (Lateral Flow)
- Latex particles
  - Manual
  - Automated
- SimpliRED

Reagent Development and Purification

Laminate Spraying: Capture / Conjugate

Device Assembly and Foil Pouching

AGENIX

AGEN Biomedical – Animal Health

AGEN Biomedical – over 20 years of experience



1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
CHW dipstick and ELISA
CHW latex agglutination test
CHW Antigen whole blood (RBC) agglutination test (VetRed)
VetRed launched in USA. VetRed FIV launched in Australia
developed Witness FeLV / FIV in Europe
Witness CHW launched in Europe
Witness FeLV and CHW launched in USA by Synbiotics, Japan launch for FeLV/ FIV/CHW, Feline combo launched in Europe
Witness Parvo launched in USA/ Europe
FHW launched in Australia / Europe
FHW and combo launched in Japan

AGENIX

AGEN Biomedical – Animal Health Tests



The Ideal Rapid Test

Few Steps to perform, Few steps to remember


CPV
FeLV
CHW
FIV

AGENIX

AGEN Biomedical – Animal Health Tests



Simplify Interpretation

Invalid if no procedural control line appears at position 3


1
2
3
-ve
1
2
3
+ve

Easy to Use

Veterinary student study on ease of use (n=23)


Average Score
VERY EASY 5
4
3
2
VERY DIFFICULT 1
Ease of use score
2.8
4.7
Snap®
Simplify™
Cumulative total of all scores (23 students)
110
100
90
80
70
60
50
40
30
20
10
0
Total score (n=23)
Snap®
Simplify™

- Simplify™ consistently easier to use for all participants
- Students found Simplify™ >50% easier to use versus Snap®

AGENIX

Animal Health – Highlights

- Product & margin
  - Modest growth in a tough environment (total tests up 2.2%, total revenue up 3.9%)
  - Simplify brand developed and launched – Asia, Australia, New Zealand. Registered in USA
  - Cost reductions implemented to improve efficiency
  - Conducted product evaluation against competitors – confirms world class status

AGENiX

Animal Health Future Directions

Increase distribution in US – assist current distributors expand footprint through use of product evaluation data

Retain and improve current distribution in EU

Implement strategy to avoid leading competitor channel lock in US

Continue organic growth in EU, Japan and USA – distributor support strategies

AGENIX

Human Health

AGENIX

AGEN Biomedical – Human Diagnostic Tests



AGEN
DIMERTEST®
Latex kit (60x)
BUFFER
AGEN
DIMERTEST
20mL
2°C to 8°C
CONTROL
LATEX
CONTROL
DIMERTEST
0.6mL
2°C to 8°C
2.0mL
IVD
Clearview Simplify D-dimer
Clearview Simplify D-dimer
AGEN
SimpliRED®
D-dimer (40x)
AUTO DIMERTEST
AGEN

AGEN
HUMAN DIAGNOSTICS

CE

AGENIX

AGEN Biomedical – Simplify D-dimer

3B6 D-dimer™
The Essential Element



Buffer
Buffer
Sample
Filter (retaining blood cells and cellular debris)
Sensitised gold particles
Formation & migration of Ag/Ab complex
Reaction Zone Pink band indicates positive result
Validation Zone Pink band validates test

Clearview Simplify D-dimer



Clearview Simplify D-dimer

3B6 D-dimer The Essential Element registered to capitalize on prior success and IP

AGENIX

3B6 D-dimer: Global Clinical Validation



The Netherlands
GP Based DVT Study
3000+ patients
France
completed, 527 patients,
100 % sensitivity and NPV
Italy
completed, 120 patients,
100 % sensitivity and NPV
Italy
nearing completion,
500+ patients,
Recurrent DVT
US based Emergency Medicine
PE Study
1500 patients, similar results to
published studies
3B6 D-dimer™
The Essential Element



Clearview Simplify D-dimer

AGENIX

Partnerships

- July shipment of Clearview Simplify D-dimer launches global distribution agreement.
- Biosite develops two additional 3B6 D-dimer assays for Triage portfolio
- Agreement reached with Axis-Shield regarding use of 3B6 D-dimer for reagent development on Abbott platform

AGENIX

Product Developments

- Gained European approval for capillary sample application for Clearview Simplify
- CLIA Waiver request rejected following 12 month battle
- Leading D-dimer migration into clinical chemistry
- Internal reagent development project ended in favor of capitalizing on external expertise

AGENIX

Distributor Activity

- Completed major Clearview Simplify training activities for global distributors and retailers
- Initiated electronic distribution of sales/promotional materials to reduce cost and improve translation capabilities
- Improved distribution globally with key appointments
  - Corgenix – Europe
  - Dialab – Eastern Europe
  - Microgenix – Asia/Pacific

AGENIX

Future Objectives

- Maintain existing share
- Actively replace older technology (DIMERTEST) with newer (SimpliRED)
- Expand portfolio through agreements, acquisition or technology transfer
- Improve channel management of Clearview Simplify

AGENiX

Molecular Imaging



28
NM-Sagittal
74/128
NM-Cc
90/45
cine
W/L 90/45

AGENIX

Emerging Concern over CT for PE

Female Breast Radiation Exposure During CT Pulmonary Angiography

Mark S. Parker; Ferdinand K. Hui; Marc A. Camacho; Jiyearn K. Chung; Dean W. Broga; Narinder N. Sethi

Am J Roentgenol. 2005;185(5):1228-1233.
Posted 11/02/2005

Medscape® www.medscape.com


245
401

Source: Am J Roentgenol © 2005 American Roentgen Ray Society

Pie chart shows diagnostic outcomes—negative (*light gray*), positive (*white*), or nondiagnostic (*dark gray*)—for female patients who underwent CT pulmonary angiography.

Few physicians are aware that conventional diagnostic chest CT imparts a radiation dose of 2.0–5.0 rad (20–50 mGy) to the breasts of an average-sized woman. This dose is roughly equivalent to 10–25 two-view mammograms and up to as many as 100–400 chest radiographs.

AGENIX

PIOPED II: Is Spiral CT the Best and Only Test for Suspected Pulmonary Embolism?

Patients with consensus CTPA interpretation irrespective of CTV interpretation (997 patients). In this group, the specificity and negative predictive value (NPV) are high (96% and 95%, respectively) with reasonably high sensitivity and PPV (83% and 86%, respectively).

Would CTPA and CTV Replace Other Noninvasive Imaging Modalities in the Evaluation of VTE?

CTPA and CT angiography are, however, unlikely to completely replace other imaging modalities in the evaluation of VTE. Specific medical contraindications to intravenous contrast use (such as contrast allergy or impaired renal function), the lack of local expertise or appropriate equipment in the use of CTPA, personal preferences of the clinicians (such as the wish to reduce radiation exposure to patients), or local experience with other imaging modalities are some of the factors influencing the choice between spiral CT angiography (CTPA and CTV) and other noninvasive imaging modalities, such as VQ lung scans or U/S. Further, when CT findings contradict clinical suspicion of acute PE spiral CT angiography appears to have low diagnostic value. (This situation accounted for about 25% of all cases in the PIOPED II trial.)

AGENIX

ThromboView® Highlights

- Manufacture
  - Completed manufacture of Phase II Clinical Trial Material in bioprocessing facility at Acacia Ridge, with fill/finish at Baxter, US.
  - Won a $1.1million START Grant
  - Signed Phase III/Commercial Manufacturing Agreement with Diosynth Biotechnology
  - Improved cell culture process yields 10 fold

AGENIX

ThromboView® Strategy

- Manufacture
  - Supply cGMP Phase III material by third quarter of 2006
  - Conduct Process Validation and Conformance Lots in 2006/2007
- Leverage unique antibody aimed at new indications to detect arterial clots

AGENIX

Clinical Development Program

- Phase II DVT study reaching trigger point for interim analysis with recruitment of 50 evaluable patients from the *de novo* cohort
- Phase Ib PE study close to completion with analysis of images scheduled for January
- Phase III planning underway with request for end-of-Phase II meetings with FDA scheduled for late January
- Other studies (special populations) planned for 2006/7, concurrent with Phase III program

AGENIX

Commercialisation Review

- Intergrated project plan update, allowing 20 month review time for NDA and 12 month review time for MAA, sees product approvals mid-late 2009. First revenues late 2009 (Europe) and early 2010 (USA).
- Product label, following first comparative and adjudicated data review, to be tested in Q1 2006 for uptake and penetration estimates
- Pricing research with managed health and government agencies to be completed following draft label confirmation

AGENIX

Partnering Progress

- Contracted with specialist consultant to assist in partnering process
- Further meetings scheduled in early December with prospective partners
- Model inputs from current phase market research to feed into revised opportunity analysis
- Unadjudicated image presentation
- Term sheets and negotiation expected to begin following successful December meetings
- Final contract to be signed first quarter 2006

AGENIX

Summary

- Human and Animal Health diagnostic businesses consolidated
- Platform in place for future
- ThromboView® program delivering excellent results and increasing in value
- New indications being explored
- Partnership discussions progressing well with multiple interested parties
- Calendar 2006 will be year of commercialisation

AGENIX